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Media Release

Credit Suisse Announces Expected December Coupon Payments on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Silver Shares Covered Call ETN (ticker symbol “SLVO”)

New York, December 12, 2014 On November 17, 2014, the Credit Suisse NASDAQ Gold FLOWS 103 Index and the Credit Suisse NASDAQ Silver FLOWS 106 Index (the “Indices”) concluded the notional sale of options on GLD shares and SLV shares with December expiration.  We expect that the notional cash distribution generated by this sale of options will be withdrawn from the Indices on December 15, 2014, subject to adjustment in the event of any market disruption events.

Assuming no redemption or acceleration of the ETNs and that the notional cash distribution is withdrawn from the Indices on December 15, 2014, we expect to declare a coupon of $0.2317 per ETN on the GLDI ETNs and a coupon of $0.2054 per ETN on the SLVO ETNs for payment on or around December 29, 2014, payable to the holder of record on December 22, 2014. The expected coupon payment may be subject to change upon the occurrence of a disruption event or other unforeseen circumstances. The expected coupon payments represent an indicative yield of approximately 22.31% per annum on the GLDI ETN and an indicative yield of approximately 20.29% per annum on the SLVO ETN.  The “indicative yield” equals the expected coupon payment annualized and divided by the closing indicative value of the applicable ETN on December 10, 2014.

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse AG. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Monthly coupon payments on the ETNs will vary and could be zero. Variable monthly coupons are generated from selling covered calls, which limits upside participation.  There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.
com/etn.

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs

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approximately 45,500 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

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